Exhibit 12.01

VERITAS Software Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year ended December 31,
	2004	2003	2002	2001	2000
Fixed charges
Interest expense	$24,399	$30,401	$30,267	$29,381	$32,070
Interest related to rental expense	61,171	72,076	68,179	64,183	35,185

Total fixed charges	$85,570	$102,477	$98,446	$93,564	$67,255

Earnings:
Income (loss) before income taxes	$589,309	$381,636	$129,038	$(517,874)	$(526,706)
Fixed charges	85,570	102,477	98,446	93,564	67,255

Total earnings (loss) for computation of ratio	$674,879	$484,113	$227,484	$(424,310)	$(459,451)

Ratio of earnings to fixed charges(1)	7.9	4.7	2.3	—	—

(1)	For our fiscal years ended December 31, 2001 and 2000, earnings were inadequate to cover fixed charges by $517.9 million and $526.7 million, respectively.